K&L Gates LLP
One Lincoln Street
Boston, MA 02111

February 21, 2013

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attn:  Brion R. Thompson, Esq. (reviewer) and Chad Eskildson (reviewing accountant)

Re:           Salient MLP & Energy Infrastructure Fund
Post-Effective Amendment No. 1 to Registration Statement on Form N-2
(File Nos.:  333-183623; 811-22530)

To Whom It May Concern:

Transmitted electronically with this letter for filing pursuant to the Securities Act of 1933, as amended (“1933 Act”), and the Investment Company Act of 1940, as amended, on behalf of the above captioned fund (the “Registrant”) is a post-effective amendment to the Registrant’s shelf offer Registration Statement on Form N-2 (the “Registration Statement”). The filing represents the annual update for the Registrant and would, if the Registrant were an open-end investment company, be filed pursuant to Rule 485(b).  In this regard, the Registrant requests no review or a limited review of the Registrant’s filing, and the Registrant seeks effectiveness no later than March 29, 2013.

The staff of the Securities and Exchange Commission (the “SEC”) follows selective review procedures for registration statements, set forth in Securities Act Release No. 6510 (Feb. 15, 1984), which are applicable to all management investment company registration statements.  The SEC staff may determine not to review a registration statement or portions of a registration statement based on similarity to prior filings that have been reviewed by the staff.  Based on these procedures, a registrant may identify portions of prior filings similar or identical to, and intended to serve as precedent for, a current filing.

In support of Registrant’s request, we note that the initial shelf Registration Statement was declared effective on November 29, 2012 after review by Mssrs. Brion Thompson and Chad Eskildson.  As discussed further below, the Registration Statement solely updates financial statements and similar figures and disclosures.

The Registrant is a continuously offered closed-end management investment company.  In keeping with the request for no review or limited review above, based on the SEC staff’s prior review and pursuant to the selective review procedures described above, the changes from the previously effective filing are limited to routine updates to the expense, financial and performance tables, as well as updates to the ownership of fund shares, the Registrant’s investment adviser’s assets under management, tax disclosures and information regarding the Board of Trustees.  The investment strategies and investment policies of the Registrant have not changed.  Additionally, due to the recent effectiveness of the Registration Statement, no changes to the other disclosures in the Registration Statement have been made.

To facilitate your review, at your request we can send to you under separate cover marked versions of the prospectus and statement of additional information showing changes from the current offering documents.

Thank you for your attention to these filings.  Please direct any questions to the undersigned at (617) 261-3231 or to Trayne S. Wheeler at (617) 951-9068.

Sincerely,
/s/ George J. Zornada
George J. Zornada